Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a summary of certain information concerning Twin River Worldwide Holding, Inc.’s (the “Company,” “Twin River,” “we,” “us,” or “our”) securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”). The summaries are qualified in their entirety by reference to the complete text of Twin River’s Certificate of Incorporation and Bylaws, which are included as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, of which this exhibit is a part, and by provisions of applicable law.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.

Common Stock

Dividend Rights.   Dividends may be declared by our board of directors from time to time.

Voting Rights.   Each share of common stock is entitled to one vote. At each shareholders meeting, all matters will be decided by a majority of the votes (except with respect to the election of directors, who are elected by a plurality of the votes) cast at such meeting by the holders of shares of capital stock present or represented by proxy and entitled to vote thereon with a quorum being present (except in cases where a greater number of votes is required by law, our Certificate of Incorporation or our Bylaws).

Other Rights.   Our common stock has no preemptive rights or no cumulative voting rights and there are no redemption, sinking fund or conversion provisions in our Certificate of Incorporation or our Bylaws.

Anti-takeover Effects of Certain Provisions of our Certificate of Incorporation and our Bylaws

In addition to regulatory requirements applicable to us and the ownership of our shares, some provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and our Certificate of Incorporation and our Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of Twin River. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Twin River to first negotiate with our board of directors.

Requirements for Advance Notification of Shareholder Nominations and Proposals and Director Qualification Requirements.   Our Bylaws establish advance notice procedures with respect to shareholder proposals, other than proposals made by or at the direction of our board of directors. Proper notice must be timely, in proper written form, and must set forth certain details of the nomination or proposal. The Chairman of the meeting may determine that a nomination or proposal was defective and should be disregarded. In addition, our Bylaws provide that no person may serve as a member of our board of directors, or be elected or nominated for such a position, unless, at the time of such service, election or nomination, such person has been licensed by applicable regulatory authorities. Together, these provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Classified Board of Directors.   Our Certificate of Incorporation provides that our board of directors is divided into three classes, each of which will hold office for a three-year term.

Calling Special Shareholder Meetings.   Our Bylaws provide that special meetings of our shareholders may be called only by the Chairman of our board of directors, by a majority of the whole board or by holders of our common stock who hold at least 20% of the outstanding common stock entitled to vote generally in the election of directors.

Removal of Directors.   Our Bylaws state that any director or the entire board of directors may be removed only for cause by the holders of a majority of the shares then entitled to vote at an election of directors.

Limitation on Financial Interest.   Our Certificate of Incorporation provides that we may not permit any person or entities to acquire a direct or indirect entity or economic interest in us equal to or greater than 5% of any class of equity or economic interests without the approval of the relevant gaming authorities (subject to certain specified exceptions). Any transfer of shares of our common stock that results in a person acquiring more than such 5% threshold shall not be recognized until the relevant gaming authorities have consented to such transfer. Our Certificate of Incorporation also provides that an additional license or consent from the gaming authorities is required for ownership equal to or greater than 20% of any class of equity interests of Twin River. In addition, our Bylaws also include limitations and restrictions on ownership of common stock relating to regulatory requirements and licenses, including restrictions on transfers that would violate applicable gaming laws and repurchase rights in the event that shareholders are determined to be unsuitable to hold our common shares.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the symbol “TRWH.”